UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Final Amendment)

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND
(Name of Subject Company (Issuer)

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND
(Names of Filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,
Par Value $0.001 per share
(Title of Class of Securities)

66707F103
66707F202
66707F301
(CUSIP Number of Class of Securities)

Kevin P. Traenkle
Chief Executive Officer and President
590 Madison Avenue, 34th Floor
New York, New York 10022
(212) 547-2600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Clifford R. Cone, Esq.	Sandra M. Forman, Esq.
Jefferey D. LeMaster, Esq.	Colony NorthStar, Inc.
Clifford Chance US LLP	590 Madison Avenue, 34th Floor
31 West 52nd Street	New York, New York 10022
New York, New York 10019	(212) 547-2600
(212) 878-8000
August 20, 2018
(Date of Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,490,574*	$185.58**

*
Estimated for purposes of calculating the filing fee only.

**The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $185.58
Form or Registration No.: Schedule TO
Filing Party: NorthStar Real Estate Capital Income Fund
Date Filed: August 20, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 20, 2018 by NorthStar Real Estate Capital Income Fund, a Delaware statutory trust (the “Fund”), in connection with the offer by the Fund to purchase up to up 162,549 shares of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents approximately 5.0% of the weighted average number of Shares outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Repurchase, dated August 20, 2018, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 4:00 P.M., Eastern Time, on October 4, 2018, and 7,687.057 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the Terms of the Offer, the Fund purchased 7,687.057 Shares at a price equal to $9.28 per Share (an amount equal to the net asset value per Share as of the date of repurchase) for an aggregate purchase price of approximately $71,335.89.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2018

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND

By:	/s/ Kevin P. Traenkle
	Name:	Kevin P. Traenkle
	Title:	Chairman, Chief Executive Officer and President